UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2025

Marblegate Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40862	85-4249135
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

411 Theodore Fremd Avenue

Suite 206S

Rye, New York 10580

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (914) 415-4081

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable warrant	GATEU	The Nasdaq Stock Market LLC
Shares of Class A Common Stock, par value $0.0001 per share	GATE	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at a price of $11.50	GATEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On March 25, 2025, Marblegate Acquisition Corp. (the “Company” or “MAC”) held a special meeting of stockholders (the “Meeting”) to approve and adopt (i) the Business Combination Agreement, dated as of February 14, 2023 (the “Business Combination Agreement”), by and among MAC, Marblegate Asset Management, LLC, Marblegate Capital Corporation (“New MAC”), MAC Merger Sub, Inc. (“Merger Sub”), DePalma Acquisition I LLC (“DePalma I”), and DePalma Acquisition II LLC (“DePalma II” and together with DePalma I, the “DePalma Companies”); and (ii) an amendment and restatement of the Company’s current Amended and Restated Certificate of Incorporation (as amended, the “Existing Charter” and, together with the Amended and Restated Bylaws of MAC, the “Existing Organizational Documents”) and the material differences between the proposed Amended and Restated Certificate of Incorporation of New MAC (the “Proposed Charter” and, together with the proposed Amended and Restated Bylaws of New MAC (the “Proposed Bylaws”), the “Proposed Organizational Documents”) and the Existing Charter, each as more fully described in the proxy statement/prospectus of New MAC (“Proxy Statement/Prospectus”), filed with United States Securities and Exchange Commission on February 14, 2025.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, among other things, on the date of closing of the Business Combination (as defined below): (i) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, New MAC and the DePalma Companies will effect a series of reorganization transactions, resulting in the DePalma Companies becoming wholly-owned subsidiaries of New MAC; and (ii) Merger Sub will merge with and into MAC (the “Merger”), with MAC surviving the Merger as a wholly-owned subsidiary of New MAC, in accordance with the terms and subject to the conditions of the Business Combination Agreement (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). All capitalized terms used herein not otherwise defined shall have the meanings assigned to them in the Proxy Statement/Prospectus.

There were 4,968,176 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), 6,303,333 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), and 310,703 units of the Company outstanding as of February 10, 2025, the record date for the Meeting. At the Meeting, holders of at least 4,874,260 shares of Class A Common Stock (including shares of Class A Common Stock held through units of the Company) and 4,673,219 shares of Class B Common Stock were represented in person or by proxy, representing approximately 82.4% of the total shares of common stock of the Company, which constituted a quorum.

Set forth below are the proposals voted upon at the Meeting and the final voting results.

Proposal 1 – The Business Combination Proposal. To consider and vote upon a proposal to approve and adopt the Business Combination Agreement (such proposal, the “Business Combination Proposal”).

FOR	AGAINST	ABSTAIN
9,512,836	34,643	0

Proposal 2 – The Organizational Document Proposals. To consider and vote upon an amendment and restatement of the Existing Charter and the following material differences between the Proposed Charter and the Existing Charter (such proposals, collectively, the “Organizational Document Proposals”):

Proposal 2a. To approve the provision in the Proposed Charter changing the authorized capital stock of 221,000,000 shares, consisting of 200,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, and 1,000,000 preferred shares, par value $0.0001 per share, to authorized capital stock of 260,000,000 shares, consisting of 250,000,000 shares of common stock, par value $0.0001 per share (“New MAC Common Stock”), of New MAC, and 10,000,000 shares of undesignated preferred stock, par value $0.0001 per share;

FOR	AGAINST	ABSTAIN
9,512,056	35,423	0

Proposal 2b. To approve the provision in the Proposed Charter pursuant to which: the affirmative vote of the holders of at least 66 2/3% of the total voting power of all then outstanding shares of New MAC Common Stock entitled to vote generally in the election of directors, voting together as a single class is required to amend provisions relating to, among other matters: (i) stockholder meetings, (ii) the board of directors and (iii) amendment of the Proposed Charter;

FOR	AGAINST	ABSTAIN
9,512,056	35,423	0

Proposal 2c. To approve all other changes in connection with the replacement of the Existing Organizational Documents of MAC with the Proposed Organizational Documents of New MAC, including, among other things, changing from a blank check company seeking a business combination within a certain period (as provided in the Existing Organizational Documents), to a corporation having perpetual existence (as provided in the Proposed Charter); and

FOR	AGAINST	ABSTAIN
9,512,056	35,423	0

Proposal 2d. To provide for a single class of board of directors and direct that board vacancies be filled by the majority of directors then in office, unless specified otherwise in the Proposed Bylaws.

FOR	AGAINST	ABSTAIN
9,546,699	780	0

Proposal No. 3: The Adjournment Proposal. The Company had solicited proxies in favor of an adjournment proposal that would have given the Company authority to adjourn the Meeting to solicit additional proxies. As sufficient shares were voted in favor of the Business Combination Proposal and the Organizational Document Proposals, this proposal was not voted upon at the Meeting.

Item 8.01	Other Events.

Redemptions

In connection with the Meeting, holders of shares of Class A Common Stock had the right to elect to redeem all or a portion of their shares of Class A Common Stock for a per share price calculated in accordance with MAC’s Existing Organizational Documents. MAC’s public stockholders holding 322,274 shares of the Class A Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s trust account. As a result, approximately $3.5 million (approximately $10.92 per share) will be removed from the Company’s trust account to pay such holders.

Based on the results of the Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement/Prospectus, the Business Combination is expected to be consummated on March 31, 2025.

Determination of DePalma Equity Value

In connection with the proposed Business Combination, the Company determined the DePalma I Equity Value and the DePalma II Equity Value (each as defined in the Business Combination Agreement) to be $260.4 million and $369.1 million, respectively, as of the closing of the proposed Business Combination, including the designation made by DePalma I of the amount in cash of $29.6 million mutually agreed upon by the DePalma Companies and the Company that is sufficient to fund the working capital needs of the parties, pursuant to the terms of the Business Combination Agreement.

Important Information and Where to Find It

For additional information on the proposed Business Combination, see the relevant materials that MAC has filed with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which includes the Proxy Statement/Prospectus of the Company, the DePalma Companies and New MAC. MAC’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus filed with the SEC in connection with the proposed Business Combination, as these materials contain important information about the DePalma Companies, MAC, New MAC and the proposed Business Combination. MAC has mailed the definitive proxy statement/prospectus and other relevant materials to stockholders of MAC as of February 10, 2025, the record date for voting on, among other things, the proposed Business Combination. Stockholders are also able to obtain copies of the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge at the SEC’s website at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Business Combination shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This communication contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may generally be identified by terminology such as “will,” “shall,” “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words or expressions that predict or indicate future events or trends that are not statements of historical matters. These statements are only predictions. The Company and DePalma have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of the Company’s and DePalma’s control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the Company’s ability to obtain the stockholder approval required to consummate the proposed transactions and the timing of the closing of the proposed transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed transactions will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the proposed transactions; and (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the proposed transactions. More information on potential factors that could affect MAC’s or DePalma’s financial results is included from time to time in MAC’s public reports filed with the SEC that are available on the SEC’s website at www.sec.gov, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the definitive proxy statement/prospectus MAC filed in connection with MAC’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed Business Combination. All of the forward-looking statements made in this Current Report on Form 8-K are expressly qualified by the cautionary statements contained or referred to herein. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither the Company nor DePalma can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, the Company and DePalma undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of an unanticipated event.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 25, 2025	MARBLEGATE ACQUISITION CORP.

	By:	/s/ Jeffrey Kravetz
	Name:	Jeffrey Kravetz
	Title:	Chief Financial Officer